Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
express.press@expressjet.com
832.353.3333 **main** 877.958.NEWS **toll free**

News Release

EXPRESSJET REPORTS FIRST QUARTER 2009 RESULTS

HOUSTON, May 6, 2009 – ExpressJet Holdings, Inc. (NYSE:XJT) today reported a first quarter loss, excluding special items, of $10.6 million or $0.62 per share versus $22.8 million or $4.45 for the same period in 2008. These results represent continued improvement from the restructuring efforts ExpressJet undertook beginning mid-2008 due to record-breaking fuel prices and its amended capacity purchase agreement with Continental Airlines. Including special items, ExpressJet reported a first quarter loss of $11.4 million or $0.67 per share.

"During this quarter we were able to maintain our cash position while keeping active in our securities repurchase program. This achievement emphasizes our focus on improving the balance sheet during the current tough, economic conditions while still providing some of the best customer service in the industry," said Jim Ream, President and Chief Executive Officer. Ream added, "We also continue to be pleased with our charter operation as it experienced reasonable growth in both our customer base and revenues despite the challenging obstacles created by the economic recession."

Operational Overview

Scheduled Flying

Under its agreement with Continental, ExpressJet flew 157,606 block hours operating 214 aircraft. This represents a 9.5% decrease over block hours flown during first quarter 2008. The Continental Express average aircraft utilization during the quarter totaled 8.18 hours per day versus 9.33 hours per day during first quarter 2008. These operating metrics closely align with the airline industry trend of decreased passenger demand due to the global economic recession. As ExpressJet is paid for hours flown under its amended capacity purchase agreement with Continental, its results will continue to reflect macroeconomic factors impacting the airline industry.

In first quarter 2009, ExpressJet generated 1.7 billion revenue passenger miles on 2.4 billion available seat miles producing a load factor of 71.6% within the Continental Express network.

Corporate Aviation

ExpressJet increased revenues 26.6% year-over-year, excluding fuel because it is treated as a pass-through expense. ExpressJet's fleet within the Corporate Aviation division consisted of six 41-seat aircraft and 24 50-seat aircraft, totaling an operating fleet of 30 aircraft.

All Flying

ExpressJet operated 244 aircraft during first quarter 2009 compared to 274 aircraft during first quarter 2008.

Aviation Services

Added three stations to its aviation services division bringing the total to 31 stations ground handled by ExpressJet for Continental and other operators. Through these third-party agreements, ExpressJet handled 18,269 aircraft turns during the first quarter 2009.

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Financial Overview

ExpressJet generated $169.7 million in revenue during the three months ended March 31, 2009. Under the amended capacity purchase agreement, Continental paid ExpressJet $144.2 million in block hour revenue and pass-through expense reimbursements. Revenue earned during the first quarter in the corporate aviation division totaled $16.1 million and first quarter revenue from aviation services totaled $9.5 million.

During the quarter, ExpressJet continued to benefit from the cost cutting performed during the second half of 2008 in response to record-breaking fuel prices and its amended capacity purchase agreement with Continental. However, ExpressJet continues to see wage pressure from the increasing seniority of its workforce given capacity reductions across the industry.

ExpressJet ended the first quarter 2009 with $117.1 million in cash, cash equivalents and short-term investments. The cash balance included $22.4 million in restricted cash and $37.6 million in short-term investments after sales and accounting adjustments to impair the value of these assets.

During the quarter, ExpressJet monetized $4.2 million face value in auction rate securities and realized $3.6 million on the sale. ExpressJet also entered into an agreement with Citigroup Global Markets, Inc. for a $5 million revolving line of credit secured by the auction rate securities sold to ExpressJet by Citigroup. ExpressJet intends to continue monitoring the auction rate securities market to attempt to monetize the assets at or near face value and initiated litigation against Royal Bank of Canada related to such investments brokered by the firm.

ExpressJet also closed the sale of its Miami Composite facility, American Composites, LLC, and related real estate during the quarter for approximately $5.5 million in proceeds.

ExpressJet spent approximately $4 million under its previously announced securities repurchase program to buy back 2.6 million shares, including 2.4 million shares in privately negotiated transactions, and $1,837,000 par value of its 11.25% Secured Convertible Notes due 2023. The total remaining in the program, after accounting for repurchases made during first quarter 2009, is approximately $6.1 million. The company expects any future purchases of the notes or stock to be made from time to time in the open market or in privately negotiated transactions.

After accounting for the debt repurchases made during the quarter, the outstanding balance on ExpressJet's 11.25% Secured Convertible Notes due 2023 is $59 million. This balance represents the par value due to noteholders when the notes become due August 1, 2023.

Capital expenditures totaled $1.3 million during the quarter compared to $2.8 million during the first quarter 2008. ExpressJet plans to spend between $3 and $4 million during the remainder of 2009 to meet operational requirements.

The company will review its first quarter 2009 results on Wednesday, May 6, 2009 at 10:00 a.m. EDT (9:00 a.m. CDT). A live webcast of the call will be available at www.expressjet.com. To access the conference call by phone, dial (866) 638-3022 approximately 10 minutes prior to the scheduled start time and ask to join the ExpressJet call. International callers should dial (630) 691-2765.

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Corporate Background

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves 128 scheduled destinations in North America and the Caribbean with approximately 1,050 departures per day. Operations include a capacity purchase agreement for Continental; providing clients customized 41-seat and 50-seat charter options (www.expressjet.com/charter); and supplying third-party aviation and ground handling services. For more information, visit www.expressjet.com.

This release contains forward-looking statements. Statements including words such as "believes," "intends," "plans," "anticipates, "estimates," "projects," "expects" or similar expressions represent forward-looking statements that are based on the Company's expectations in light of facts known by management on the date of this release. Specifically, statements regarding ExpressJet's future results of operations, operating costs, business prospects, growth and capital expenditures, including plans with respect to its fleet, are forward-looking statements. The forward-looking statements in this release reflect the Company's plans, assumptions and expectations about future events and are subject to uncertainties, many of which are outside ExpressJet's control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. The five key areas of the known risks that could significantly impact the company's revenues, operating results and capacity include: operations under the Company's capacity purchase agreement with Continental Airlines, Inc. may no longer be profitable; charter operations and other aviation services may affect ExpressJet's ability to operate profitably; rising costs, a global, economic recession and the highly competitive nature of the airline industry; the profile of the Company's current shareholders; and regulations, including listing regulations for publicly traded companies, and other factors. For further discussions of these risks and others, please see the sections entitled "Risk Factors", as well as other sections, of ExpressJet's filings with the Securities and Exchange Commission. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described in this release. ExpressJet undertakes no duty to update or revise any of forward-looking statements, whether as a result of new information, future events or otherwise.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY (In thousands, except per share data)	Three Months Ended March 31,		Increase/ (Decrease)
	2009	**2008 (as restated)[2]**	
Operating Revenue			
Passenger	$ 144,188	$ 423,327	(65.9%)
Corporate aviation	16,050	13,702	17.1%
Ground handling and other	9,471	11,139	(15.0%)
	169,709	448,168	(62.1%)
Operating Expenses:			
Wages, salaries and related costs	79,675	114,605	(30.5%)
Maintenance, materials and repairs	38,802	55,646	(30.3%)
Other rentals and landing fees	12,895	29,687	(56.6%)
Depreciation and amortization	7,704	8,638	(10.8%)
Outside services	7,595	16,719	(54.6%)
Aircraft rentals	5,472	86,758	(93.7%)
Aircraft fuel and related taxes	3,221	97,986	(96.7%)
Ground handling	3,105	26,011	(88.1%)
Marketing and distribution	1,325	11,891	(88.9%)
Other operating expenses	20,931	35,210	(40.6%)
	180,725	483,151	(62.6%)
Operating Loss	(11,016)	(34,983)	(68.5%)
Nonoperating Income / (Expense):			
Impairment charges on investments	—	(13,661)	nm
Amortization of debt discount[2]	(780)	(7,078)	(89.0%)
Interest expense	(2,029)	(2,355)	(13.8%)
Interest income	348	2,363	(85.3%)
Capitalized interest	62	400	(84.5%)
Equity investments loss, net	(377)	(685)	(45.0%)
Other, net	(85)	80	nm
	(2,861)	(20,936)	(86.3%)
Loss before Income Taxes	(13,877)	(55,919)	(75.2%)
Income Tax Benefit	2,473	20,223	(87.8%)
Net Loss	$ (11,404)	$ (35,696)	(68.1%)
Basic and Diluted Loss per Common Share	$ (0.67)	$ (6.96)	(90.4%)
Shares Used in Computing Basic and Diluted Loss per Common Share	17,031	5,128	nm

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY STATISTICS

Three Months Ended March 31, 2009	Continental Express	Corporate Aviation
Revenue Passenger Miles (millions)	1,709	
Available Seat Miles (ASM) (millions)	2,386	
Passenger Load Factor	71.6 %	
Block Hours	157,606	3,231
Departures	81,058	

Non-GAAP Financial Measures	Three Months Ended March 31,	
	2009	**2008 (as restated)** [2]
Net Income Reconciliation:		
Net loss	$ (11,404)	$ (35,696)
Adjustments for special items / (gains):		
Add: Realized loss from impairment charge on investments [1]	—	8,470
Add: Realized loss from amortization of debt discount [2]	780	4,388
Net loss excluding special items[3]	$ (10,624)	$ (22,838)
Earnings / (Loss) Per Share Reconciliation:		
Diluted loss per share	$ (0.67)	$ (6.96)
Adjustments for special items / (gains)	0.05	2.51
Diluted loss per share, excluding special items [3]	$ (0.62)	$ (4.45)

(1) In February 2008, we invested in $65 million of auction rate security investments which are classified as available-for-sale securities and reflected at fair value. During first quarter 2008, auctions for ARS failed. As we could not predict when the market would recover and needed to avail ourselves the flexibility to sell our ARS, we evaluated and classified, in accordance with accounting guidance, our ARS as current assets and recognized a realized loss, net of taxes, of $8.5 million.

(2) Effective January 1, 2009, ExpressJet adopted Financial Accounting Standards Board's Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments that May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)", which clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlements) upon conversion. The financial statements for the three months ended March 31, 2008 were adjusted to reflect an additional $4.4 million, net of taxes, in amortization of debt discount as a result of the adoption of this standard. In 2008, we recorded $27.8 million in debt discount related to the refinancing of our convertible notes. During the first quarter of 2009, we recognized $0.8 million in amortization of the debt discount recorded in 2008.

(3) By excluding special items, these financial measures provide management and investors the ability to measure and monitor ExpressJet's performance on a consistent year-over-year basis.

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